                                                                       EXHIBIT 1


                             YEAR 2002 / 1ST QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.

       The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.


BACKGROUND

       We are a leading facilitator of global merchandise trade enabler of online global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Since then, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia's leading providers of trade information.

       While our core business is to help global buyers import from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China and that has grown to where we now have several publications and their associated websites providing information to high-tech manufacturers in Asia.

       Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

       Global Sources' products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

       Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options. This increases the likelihood that they can place orders with suppliers that offer them the best terms, conditions and capabilities.

       We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand and are the most suitable. To support their export marketing needs, we provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

       We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we are incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. in financial year 2000.


OVERVIEW

       We derive revenue from two principal activities.

       Online services -- Our primary service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

       Other media services -- We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of our various vertical marketplaces on Global Sources Online. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also organize exhibitions. We recognize revenue at the conclusion of these events.

       Our sales costs consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online marketplace services and advertisements in our trade magazines and receive a commission as a percentage of the revenue generated.

RESULTS OF OPERATIONS

       The following table sets forth our results of operations:

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                         --------------------------
                                                             2002           2001
                                                         -----------    -----------
                                                         (UNAUDITED)    (UNAUDITED)
REVENUES:
  Online services .....................................     $12,901       $14,388
  Other media services ................................       8,697         9,904
  Miscellaneous .......................................         161           194
                                                            -------       -------
                                                             21,759        24,486

OPERATING EXPENSES:
  Sales ...............................................       7,361         8,593
  Circulation .........................................       2,872         3,053
  General and administrative ..........................       7,162         9,970
  Online services development .........................       1,441         3,131
  Non-cash compensation expense .......................         719           586
  Amortization of intangibles/Software development cost         867           869
                                                            -------       -------
TOTAL OPERATING EXPENSES ..............................      20,422        26,202
                                                            -------       -------
INCOME/(LOSS) FROM OPERATIONS .........................       1,337        (1,716)
                                                            =======       =======

                                                            -------       -------
NET INCOME/(LOSS) .....................................     $ 1,014       $(2,086)
                                                            =======       =======

INCOME/(LOSS) FROM OPERATIONS:
  Online services .....................................       1,742          (935)
  Other media services ................................        (453)         (125)
  Miscellaneous .......................................          48          (656)
                                                            -------       -------
CONSOLIDATED ..........................................     $ 1,337       $(1,716)
                                                            =======       =======

       The following table represents our revenue by geographical areas:

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                       -----------------------
                                                         2002            2001
                                                       -------         -------

 Asia............................................       20,528          22,824
 United States...................................          970           1,319
 Europe..........................................          128             171
 Others..........................................          133             172
                                                       -------         -------
TOTAL REVENUE....................................      $21,759         $24,486
                                                       =======         =======

CONSOLIDATED RESULTS

REVENUE

       Our online services revenue declined from $14.4 million during the three months ended March 31, 2001 to $12.9 million during the three months ended March 31, 2002, a decline of 10%. Our other media services revenue declined from $9.9 million during the three months ended March 31, 2001 to $8.7 million during the three months ended March 31, 2002, a decline of 12%. The decline was attributable to the effect of the continuing slow down in the world economy. Total revenue declined by 11% from $24.5 million during the three months ended March 31, 2001 to $21.8 million during the three months ended March 31, 2002, due mainly to the effect of the continuing slow down in the world economy.

       Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategy to achieve and maintain this goal has four primary components:

       We intend to increase the penetration of our online marketplace services in our existing 27 verticals and 14 geographic markets. We believe that the sales representatives play a vital role in educating, attracting, retaining and supporting these customers. We believe that as Global Sources Online grows in content and usage, more buyers will be attracted, and thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

       We will continue to use our Asian representatives and dominant market position to facilitate global trade.

       Our strategy is to leverage our combination of traditional and electronic media, our content and supplier enablement capabilities, our Asian experience and representation, and our growing community of buyers and suppliers, to create new services.

       We may pursue strategic acquisitions of complementary businesses, technologies or products that we believe will accelerate one or more of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions. We also intend to develop and utilize strategic partnerships to gain access to a larger number of potential users, cooperatively market products and services, cross-sell additional services and/or gain entry to new markets.


OPERATING EXPENSES

       Sales. The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

       The Company's sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. The Company nominated a director to the Board of Directors of eight of these sales representative companies to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorised signatories of the depository bank accounts. The nominated directors are employees of the Company. The Company and the nominated directors do not have any interest in the share capital of the sales representatives companies.

       Sales costs consist of the commissions paid and incentives provided to our sales representatives and sales support costs. Sales costs declined from $8.6 million during the three months ended March 31, 2001 to $7.4 million during the three months ended March 31, 2002, a decline of 14% due mainly to lower sales commissions as a result of the decline in revenue.

       Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs declined from $3.1 million during the three months ended March 31, 2001 to $2.9 million during the three months ended March 31, 2002, a decline of 6% due mainly to reduction in magazine mailing costs, paper costs and printing costs.

       General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $10.0 million during the three months ended March 31, 2001 to $7.2 million during the three months ended March 31, 2002, a decline of 28%, due mainly to reductions in content management services costs, marketing expenses, travel costs, fees paid for professional services and tele-communications cost.

       Development Costs. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online services declined from $3.1 million during the three months ended March 31, 2001 to $1.4 million during the three months ended March 31, 2002, a decline of 55%. This decline resulted from the reduction in payroll costs and fees paid to consultants.

       Non-Cash Compensation Expenses. The Company has issued share awards under a variety of equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP plans, recorded by the company during the three months ended March 31, 2002 and three months ended March 31, 2001 were $0.7 million and 0.6 million respectively.

       Other non-cash expenses. Other non-cash expenses consist of amortization of intangibles and software development.

       Other non-cash expenses during the three months ended March 31, 2002, were $0.9 million, consisting mainly of amortization of software development compared to $0.9 million for the three months ended March 31, 2001 consisting of $0.8 million amortization of software development cost and $0.1 million for amortization of intangibles.

       Income from operations. Income from operations for online services grew to $1.7 million during three months ended March 31, 2002 from a loss of $0.9 million during three months ended March 31, 2001, an improvement of 289%. The improvement is mainly attributable to reduction in sales costs, general and administrative expenses and online development expenses off-set partially by reduction in online marketplace services revenue. The total income from operations during three months ended March 31, 2002 was $1.3 million as compared to a loss of $1.7 million during the corresponding period of 2001. The improvement was mainly due to reduction in sales costs, circulation expenses, general and administrative expenses and online development expenses, off-set partially by decline in total revenue.

       Income Taxes. The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where no taxes are imposed on certain categories of company revenues. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries. We reported a tax provision of $0.3 million during the three months ended March 31, 2002 compared to $0.4 million during three months ended March 31, 2001.

       Net Income. Net income was $1.0 million during the three months ended March 31, 2002, as compared to net loss of $2.1 million during the three months ended March 31, 2001. This improvement was due mainly to reduction sales costs, circulation expenses, general and administrative expenses and online services development costs off-set partially by decline in revenue.


LIQUIDITY AND CAPITAL RESOURCES

       We financed our first Quarter 2002 activities using cash generated from our operations.

       Net cash generated from operating activities was $2.9 million during the three months ended March 31, 2002 compared marginal net cash used for operating activities during the three months ended March 31, 2001. The primary source of cash from operating activities was net income/(loss) as adjusted by non-cash expenses and changes in working capital.

       Net cash used for investing activities was $1.1 million during the first three months of 2002 which was used principally for capital expenditures for computers, software and renovation of leasehold properties. Net cash used for investing activities in the first three months of 2001 was $0.6 million, which was used principally for capital expenditure for computers, software and furniture fixtures.

       Net cash generated from financing activities was $0.05 million during the year 2002, which represents the amount received from directors for the shares subscribed by them in the directors stock option plan. Net cash generated from financing activities was $0.2 million in the first three months of the year 2001, which represents the amount received from a director for the shares subscribed by him in the directors stock option plan.

       We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited for a period of twelve months. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of March 31, 2002, we had fully repaid the borrowings as compared to $4.0 million drawn as of March 31, 2001. On March 20, 2002, the credit facility was re-newed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility.

       Advance payments received from customers were $16.4 million as of March 31, 2002 compared to $17.1 million as at December 31, 2001, the reduction was due to the cyclical nature of our collections. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation. We can also draw from the credit facility mentioned above as and when required.


RECENT ACCOUNTING PRONOUNCEMENTS

       As of December 31, 2001, the Company adopted the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" (EITF 00-14). EITF 00-14 stipulates that the reduction in the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. The adoption of this EITF resulted in the Company reclassifying certain sales incentives from a sales expense to a reduction of revenue for the period of three months ended March 31, 2001. This reclassification represented less than 3% of revenues for the said period and did not impact net income.

       In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations.

       In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards did not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

       In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We will be required to implement SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

       In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company adopted this statement on January 1, 2002 and believe that the adoption of this standard did not have a material impact on the Company's financial statement of position, results of operations, or cash flows.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

       We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

       This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

       As of March 31, 2002, we have not engaged in foreign currency hedging activities.

       In the first Quarter of year 2002, the Company derived more than 90% of our revenue from customers in the Asia-Pacific region. The Company expects that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.